VATECH

03 AUG 12 AM 7:21

TELEFAX

An: To:	SEC	Datum: Date:	11.08.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	3
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – PresseinformationFiling Number 82-3910**		



03029200

SUPPL

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

VA TECH

VA TECH HYDRO

PRESS RELEASE

VA TECH HYDRO SCOOPS TWO NEW CONTRACTS

Order intake: approx. EUR 13 m

VA TECH HYDRO, one of the world's leading suppliers of equipment and services for hydropower plants, has won two new contracts to assist the largest Czech producer of electricity, CEZ, to reconstruct generators for a major power plant and a modernization project for ENEL POWER Spa Milan in Italy.

Last year's floods left the 100 MW Orlik Hydroelectric Power Station's four generators out of operation.

Orlik is a fundamental part of the Vltava Cascade, the largest retention reservoir in the Czech Republic. During the period out of operation Orlik accumulates substantial losses, it was therefore most urgent for the client to place the repair orders as soon as possible.

Essentially, VA TECH HYDRO demonstrated its technical expertise and, coupled with guaranteed speed and reliability, convinced the customer of suitability for this pivotal project.

This new contract, valued at EUR 2.9 m, will reconstruct two of the four generators. Most of the supplies and services will come from VA TECH HYDRO, including the delivery and erection supervision of two stator windings, cleaning of the stator core and rotor and all prescribed functional testing leading up to the start of operation.

For further information please contact:
Ursula Scheidl
Penzinger Strasse 76, P.O Box 6, A-1141 Vienna
Tel.: ++43 1 89100-2053, Fax: ++43 1 89100-196
e-mail: ursula.scheidl@vatech-td.at

Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: ++43 70 6986-9222, Fax: ++43 70 6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA TECH HYDRO

VA TECH HYDRO has also repeated success in Italy, winning a new contract from ENEL POWER Spa Milan for a hydropower plant modernization in Zevio, north east Italy.

The project, valued at EUR 10m, will involve VA TECH HYDRO supplying the Italian energy company with two new Kaplan turbines and generators, each with an output of 7.94 MW.

Modernization is encouraged by so called 'green certificates', which allow the renewable energy power producer to receive a 'bonus' from the state for each produced kWh.
VA TECH HYDRO is ready to support ENEL POWER's upcoming plans in modernizing a wide range of further power plants in the near future.

With these projects VA TECH HYDRO has proofed itself once again as a competent and experienced partner for sustainable solutions.

++++2003-08-11

VA TECH HYDRO is a company of the listed VA Technologie AG (VA TECH) group and is a global supplier of electromechanical equipment and services ("Water to Wire") for hydropower plants. VA TECH HYDRO is one of the world's largest suppliers for the hydropower generation market, and holds a leading position in the growing power plant refurbishment sector. In 2002, VA TECH HYDRO achieved a turnover of EUR 760 million. It has approximately 3,100 employees.

This and other VA TECH and VA TECH HYDRO press releases are also available on the Internet: www.vatech.at and www.vatech-hydro.com

For further information please contact:
Ursula Scheidl
Penzinger Strasse 76, P.O Box 5, A-1141 Vienna
Tel.: ++43 1 89100-2053, Fax: ++43 1 89100-196
e-mail: ursula.scheidl@vatech-td.at

Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: ++43 70 6986-9222, Fax: ++43 70 6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

03 AUG 12 AM 7:21

TELEFAX

An: To:	SEC	Datum: Date:	12.08.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	2
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Press ReleaseFiling Number 82-3910**		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

ÖIAG sells 9% of its VA TECH shares

Up to 8 August 2003 the Österreichische Industrieholding AG (ÖIAG) sold 9% (1.35 Mio. shares) of its 24% share of VA Technologie AG quoted on the stock exchange to Austrian and international financial investors via the stock exchange. The price amounted to EUR 24.6 per share, hence EUR 33 Mio. were gained by the transaction.

The ownership structure of VA TECH is now as follows:
VICTORY Industriebeteiligung AG 19.05%, ÖIAG 15%, shares for shareholder programme for employees (held by VA TECH) 1.67%, free float 64.28%

++++2003-08-12

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2002, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,725 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at